FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the report dated *March 6, 2002*

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. A press release issued by the Company on March 6, 2002.

02020432

RECEIVED MAR 0 7 2002 364

PROCESSED MAR 11 2002 THOMSON FINANCIAL

News Release

Sun Life Financial

SUN LIFE FINANCIAL CONFIRMS POSITIVE VOTE BY CLARICA SHAREHOLDERS AND VOTING POLICYHOLDERS

(TORONTO, March 6, 2002) – Sun Life Financial Services of Canada Inc. (NYSE, TSE: "SLC") today announced that shareholders and voting policyholders of Clarica Life Insurance Company (TSE: "CLI") have voted in favour of the proposed combination of Sun Life Financial and Clarica. The transaction is still subject to approval by the Minister of Finance and regulators in both Canada and the U.S. and is expected to close in the second quarter of 2002.

"We are delighted that Clarica's shareholders and voting policyholders have given their support to the proposed transaction," said Donald A. Stewart, Chairman and Chief Executive Officer. "The combination of Clarica and Sun Life Financial provides an opportunity to bring two strong businesses together and turn them into a single, stronger organization. The combined organization will be defined by its world-class workforce, intense customer focus and dedication to the creation of shareholder value."

The combined organization will hold leading positions within the Canadian insurance industry:

- #1 based on combined revenues of $23 billion for the 12 months ended Dec. 31, 2001
- #1 in assets under management of $398.8 billion including total general and segregated fund assets of $171.3 billion as at Dec. 31, 2001
- #1 in group life and health
- #1 in group retirement services
- #1 in retail insurance premiums in force
- #1 in market capitalization for Canadian insurance companies
- #1 customer base with approximately 7 million Canadian customers

With this transaction, Sun Life Financial also achieves a stronger platform for North American growth.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1871, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India and Bermuda. As of Dec. 31, 2001 the Sun Life Financial group of companies has total assets under management of CDN $352 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSE), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC," and on the London Stock Exchange under ticker symbol "SFC."

This press release contains forward-looking statements with respect to the company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including business competition, changes in government regulations or in tax laws and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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Media contacts:

John Vincic
416-979-6070

Francine Cléroux
514-866-2561

Investor Relations contact

Thomas Rice
416-204-8163

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: March 6, 2002

By: ______________________________
Thomas A. Bogart
Executive Vice-President and Chief Legal Officer

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